SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR April 21, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Offer for Allied Domecq PLC announcement dated
                            21 April 2005








                    RECOMMENDED OFFER FOR ALLIED DOMECQ PLC
                             BY PERNOD RICARD S.A.

The Board of Allied Domecq PLC, ("Allied Domecq") announces that it has reached agreement on the terms of a recommended offer by Pernod Ricard S.A. ("Pernod Ricard") (through its wholly owned subsidiary Goal Acquisitions Limited) to acquire the entire share capital of Allied Domecq (the "Offer"). It is intended that the Offer be implemented by way of a scheme of arrangement under section 425 of the Companies Act (the "Scheme").

* Under the basic terms of the Offer, Allied Domecq shareholders will receive 545 pence in cash and 0.0158 of a New Pernod Ricard Share for every Allied Domecq Share. Based on a Pernod Ricard share price of EUR116, the Offer values each Allied Domecq Share at 670 pence and the existing issued share capital of Allied Domecq at approximately GBP7.4 billion.

- Approximately 80 per cent. of the consideration will be in the form of cash.
- The share element of the consideration would enable Allied Domecq shareholders to retain an equity interest in the combined entity, a global leader in the spirits and wines industry.

- Allied Domecq shareholders will also retain the interim dividend of 6.5 pence per share announced today

*   The terms of the Offer represent a premium of approximately:

- 36.2 per cent. to the closing middle market price ("Closing Price") of 492 pence for each Allied Domecq Share on 3 February 2005 (being the last business day prior to the speculation surrounding a potential offer for Allied Domecq); and

- 24.8 per cent. to the Closing Price of 537 pence for each Allied Domecq Share on 4 April 2005 (being the last business day prior to the announcement by Allied Domecq that it was in preliminary discussions with Pernod Ricard regarding a possible offer for Allied Domecq).

*   Conditional only upon the Scheme becoming effective, Pernod
Ricard has agreed to sell certain Allied Domecq assets including the Canadian Club, Courvoisier, Maker's Mark and Sauza spirits brands, super-premium California wines, including the Clos du Bois brand, Allied Domecq distribution assets in the UK, Germany and Spain and for US wine, and Pernod Ricard's Larios brand to Fortune Brands, Inc. ("Fortune Brands") for approximately
GBP2.8 billion in cash.

* Pernod Ricard will retain the rest of the Allied Domecq business, including many of the core spirits brands and premium wines such as Ballantine's, Beefeater, Kahlua, Malibu, Stolichnaya, Tia Maria, Montana, Mumm (and Mumm Cuvee Napa) and Perrier Jouet and Campo Viejo, together with Allied Domecq's other business interests.

*   The Offer will include a mix and match facility, so that Allied
Domecq Shareholders would be able to elect to vary the proportions of cash and shares they receive, subject to the elections made by other Allied Domecq Shareholders.

* In connection with the Offer, Allied Domecq and Pernod Ricard have entered into a scheme co-operation agreement which provides that both parties will, inter alia, use their reasonable endeavours to achieve satisfaction of the conditions to the Offer and to meet an agreed timetable for the implementation of the Scheme. As part of this agreement, Allied Domecq has agreed to pay a break fee to Pernod Ricard of approximately GBP37 million in the event that a competing offer is announced within six months of this announcement and such offer is successful. Pernod Ricard has agreed to pay a break fee to Allied Domecq of approximately GBP37 million in the event that the Offer is not approved by Pernod Ricard shareholders and, as a result, the Scheme does not become effective.

* The conditions to and the further terms of the Offer are set out in the announcement made earlier today by Pernod Ricard in connection with the Offer.

* The possibility of an offer for Allied Domecq has been in the public domain for some time. During this time the Board of Allied Domecq has considered a number of different options. The Board believes that, taking account of these factors, the Offer by Pernod Ricard represents an attractive proposal for delivering value to Allied Domecq shareholders.

*   The Board of Allied Domecq, which has been so advised by Goldman
Sachs International, believes the terms of the Offer to be fair and reasonable. In providing its advice, Goldman Sachs International has taken account of the commercial assessments of the directors of Allied Domecq. Accordingly, the Board of Allied Domecq unanimously recommends Allied Domecq Shareholders to vote in favour of the Scheme as they have undertaken to do in respect of their own beneficial shareholdings of 1,385,376 Allied Domecq Shares, representing approximately 0.13 per cent. of the existing issued share capital of the Company.

Philip Bowman, Chief Executive said:


"This is a very different business from the one I joined some six years ago. We have a substantially stronger portfolio with access to growth categories and markets, better margins, more efficient use of resources and of course significantly stronger cash flows.

"Our Interim Results announced today demonstrate our eleventh successive half-year of growth with constant currency earnings and interim dividend per share up by over ten percent. In the last five years, the market capitalisation has almost doubled, increasing by GBP3.6 billion.

"Competitive and economic conditions in the first half of 2005 have been tough but we delivered a robust performance driven by wine and Dunkin' Brands. Against this backdrop the need for further consolidation in the distilled spirits industry is increasingly apparent. The Offer for the business from Pernod Ricard provides Allied Domecq shareholders with the ability to crystallise value and an opportunity to continue to participate in the future success of many of our brands within the enlarged Pernod Ricard business. "

This announcement should be read in conjunction with the full text of the Pernod Ricard announcement and the full Allied Domecq Interim Results.
END

For further information:

Media enquiries:

Anthony Cardew, Cardew Group +44 (0) 20 7930 0777
+44 (0) 7770 720389

Investor enquiries:

Graham Hetherington, Chief Financial Officer +44 (0) 20 7009 3910
Peter Durman, Director, Group Investor Relations +44 (0) 7771 974817

Goldman Sachs International                           +44 (0) 20 7774 1000
(Financial adviser to Allied Domecq)

Simon Robertson
Richard Butland

Citigroup                                             +44 (0) 20 7986 4000
(Corporate Broker to Allied Domecq)

David James
Andrew Seaton

JPMorgan Cazenove                                     +44 (0) 20 7588 2828
(Corporate Broker to Allied Domecq)

David Mayhew
Roger Lambert

Internet:

Corporate information can be accessed from the website at www.allieddomecq.com.

Presentation material:

The results presentation will be available on the corporate website from 09.00 (UK time) on Thursday 21 April 2005.

Cautionary statement regarding forward-looking information
Some statements in this press release contain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act of 1934. They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans", "anticipates", "estimates" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Goldman Sachs International, Citigroup and JPMorgan Cazenove, which are regulated in the United Kingdom by the Financial Services Authority, are acting for Allied Domecq and no one else in connection with the Offer and the Scheme and will not be responsible to anyone other than Allied Domecq for providing the protections afforded to clients of Goldman Sachs International, Citigroup and JPMorgan Cazenove respectively nor for providing advice in connection with the Offer or the Scheme.

Rule 8 Notice

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), any person who, alone or acting together with any other person(s) pursuant to any agreement or any understanding (whether formal or informal) to acquire or control securities of Pernod Ricard or Allied Domecq, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Pernod Ricard or Allied Domecq is required to notify a Regulatory Information Service (as specified in the Listing Rules of the UK Listing Authority) and the Panel on Takeovers and Mergers (the "Panel"), by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, of every dealing in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) from and including today's date until any offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn. Under the provisions of Rule 8.1 of the Code, all dealings in relevant securities of Pernod Ricard or Allied Domecq by Pernod Ricard or Allied Domecq, or by any of their "associates" (within the meaning of the Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.






SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

21 April 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary